Filed Pursuant to Rule 253(g)(2)
File No. 024-10844

FUNDRISE INCOME EREIT II, LLC

SUPPLEMENT NO. 11 DATED JULY 14, 2020
TO THE OFFERING CIRCULAR DATED MARCH 11, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Income eREIT II, LLC (“we”, “our” or “us”), dated March 11, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on March 11, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Senior Mortgage Loan – 649 Madison Avenue, LLC

On January 14, 2019 we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $891,000 (the “649 Madison Senior Loan”). The borrower, 649 Madison Avenue, LLC, a Delaware limited liability company (“649 Madison”), used the loan proceeds to acquire approximately 7,500 square feet of land located at 649 North Madison Avenue, Los Angeles, CA 90004 (the “649 Madison Property”). 649 Madison completed its business plan by applying and receiving all necessary entitlements and permits to renovate and construct approximately 3,500 square feet of creative office space on the 649 Madison Property.

On July 10, 2020, 649 Madison paid off the investment for the full amount of principal drawn-to-date, plus interest. All interest payments were paid in full during the investment period, and the investment yielded an internal rate of return of approximately 10.2%. 649 Madison repaid the 649 Madison Senior Loan by refinancing with a construction loan.